  Exhibit 4.4

DESCRIPTION OF SECURITIES  REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

The common stock, par value $0.01 per share, of At Home Group Inc. (“At Home”, “the Company”, “we”, “our” and “us”) is the only class of securities of At Home registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following summary of the terms of our common stock is qualified in its entirety by reference to our second amended and restated certificate of incorporation (“certificate of incorporation”) and our second amended and restated bylaws (“bylaws”), copies of which are filed as exhibits to our Annual Report on Form 10-K of which this Exhibit 4.4 is a part, and the applicable provisions of the Delaware General Corporation Law (“DGCL”).

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. The holders of our common stock are entitled to the following rights, preferences and privileges:

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock,  our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, except as provided in the Stockholders' Agreement (as defined below). Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election of directors on our board of directors and as otherwise provided in our certificate of incorporation, Stockholders' Agreement or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, any election must be approved by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election, subject to the majority voting policy contained in our Corporate Governance Guidelines, which requires any director nominee that receives a greater number of votes “withheld” than votes “for” his or her election to promptly tender his or her resignation, conditioned on acceptance by our board of directors.

In connection with our initial public offering, the Company and certain funds affiliated with AEA Investors LP (collectively, “AEA”) and Starr Investment Holdings, LLC (“Starr Investments” and, together with AEA, the “Sponsors”),  entered into the Stockholders’ Agreement dated as of July 22, 2016 (the “Stockholders’ Agreement”). The Stockholders' Agreement contains, among other things, certain restrictions on the ability of such Sponsors to freely transfer shares of our stock. In addition, for so long as certain affiliates of AEA, on the one hand, and certain affiliates of Starr Investments, on the other hand, respectively in the aggregate each own at least 10% of our outstanding common stock, on a fully-diluted basis, each such Sponsor shall be entitled to nominate at least one individual for election to our board of directors, and our board of directors and nominating and corporate governance committee shall nominate and recommend to our stockholders that such individual be elected to our board of directors, and each party to the Stockholders’ Agreement agrees to vote all of their shares to elect such individual to our board of directors. The Stockholders’ Agreement terminated in fiscal 2021 immediately after affiliates of AEA sold their remaining shares of our common stock; accordingly, affiliates of our former Sponsors are no longer entitled to nominate any individuals for election to our Board under the Stockholders’ Agreement.

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding shares of our preferred stock (if any), the holders of our outstanding shares of common stock are entitled to receive dividends to be paid ratably, if any, as may be declared from time to time by our board of directors (in its sole discretion) out of legally available funds. We are a holding company and substantially all of our operations are carried out by our operating subsidiaries. Our operating subsidiaries’ ability to pay dividends or make distributions to us is limited by the terms of certain debt agreements, which in turn may limit our ability to pay dividends on our common stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to receive ratably, in proportion to the number of shares held by them, our assets that are legally available for distribution to our common stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. The shares of our outstanding common stock are not subject to further calls or assessments by us. There are no conversion or redemption rights or sinking fund provisions applicable to the shares of our common stock.

Blank Check Preferred Stock

To the extent permitted by law, our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of authorized preferred stock in one or more series and to fix the terms, powers (including voting powers), rights and preferences, variations and the restrictions and limitations thereof of each series. Our preferred stock, if issued, may have priority over our common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. The rights, preferences and privileges of the holders of our common stock, including voting rights, are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Anti-Takeover Matters

The DGCL contains, and our certificate of incorporation and bylaws contain, provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors. Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director is subject to removal by our stockholders only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of all of our then outstanding common stock. Any vacancy on our board of directors, including a vacancy resulting from an increase in the number of directors, may only be filled by vote of a majority of our directors then in office (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the Stockholders' Agreement). Furthermore, our certificate of incorporation provides that the total number of directors may be changed only by the resolution of our board of directors (subject to the rights of holders of any series of preferred stock to elect additional directors). The classification of our board of directors and the limitations on the removal of directors, changes to the total numbers of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our Company.

Stockholder Action by Written Consent; Special Meetings.  Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent. Our bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can be called only by our chairman of the board or our board of directors.

Advance Notice Requirements for Stockholder Proposals.  Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Section 203 of the Delaware General Corporation Law. In our certificate of incorporation, we have opted out of Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203; however, our certificate of incorporation contains similar provisions providing that we may not engage in any “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

●	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

●

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction provided for or through our Company resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who owns 15% or more of our outstanding voting stock and the affiliates and associates of such person. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who qualifies as an “interested stockholder” to effect certain business combinations with our Company for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors in order to avoid the stockholder approval requirement if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that certain affiliates of AEA and Starr Investments, and their respective affiliates, and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Amendments to Our Certificate of Incorporation or Bylaws. Our certificate of incorporation and our bylaws may be amended or repealed by the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class.

Stock Exchange Listing

Our common stock is listed on the NYSE under the symbol “HOME”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.